New York Life Insurance Company 51 Madison Avenue New York, NY 10010 Bus: (347) 268-3631 E-Mail: Peter_M_Fabiankovic@newyorklife.com Peter M. Fabiankovic Assistant General Counsel

VIA EDGAR AND EMAIL

July 29, 2021

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

    Variable Universal Life Separate Account – I (the “Registrant”)

    Post-Effective Amendment No. 9 to Form N-6 Registration Statement

    (File Nos. 333-222196 and 811-07798) (the “Registration Statement”)

Dear Mr. Cowan:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received electronically on July 19, 2021, in connection with the Registration Statement that was filed on June 11, 2021 with the SEC for the Accumulator II policy (the “Policy”). The Registration Statement was amended to offer a Series 2 Policy on or after August 28, 2021 that is principally intended to allow the Policy to reflect the changes in Section 7702 of the Internal Revenue Code of 1986, as amended, that were recently adopted in the Consolidated Appropriations Act, 2021.

On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement and the Initial Summary Prospectus that reflect our proposed responses to the Staff’s comments. NYLIAC proposes to file these revisions to the Registration Statement in a subsequent post-effective amendment pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the“Securities Act”).

For your convenience, each of the Staff’s comments is set forth below, followed by our response to each comment.

PROSPECTUS

Overview of the Policy

1.           Staff Comment:

Briefly describe in statutory that there are two series—series 1 and 2 and differences.

Response: The Registrant respectfully notes that the cover page of the Statutory Prospectus currently sets forth this information. However, in response to the Staff’s comment, the Registrant will also include the following disclosure in the “Overview of the Policy” section.

There are two series of Policies. Subject to state availability, Series 1 Policies were offered for sale prior to August 28, 2021 and Series 2 policies are offered for sale commencing on or after August 28, 2021. Please refer to “State Variations and Rider Availability” for the availability of Series 1 and Series 2 Policies on or after August 28, 2021.

The Registrant will be ready to offer Series 2 policies in 48 states and the District of Columbia on August 28, 2021. Series 2 policies will not be available for sale in New York and California on or before the effective date of the post-effective amendment to the registration statement. As noted above, the Registrant will revise the disclosure in the section on “State Variations and Rider Availability” to reflect the availability of Series 1 and Series 2 Policies on or after August 28, 2021. When the Registrant is ready to offer Series 2 policies in New York and California, the Registrant will amend the registration statement accordingly with the SEC.

Table of Fees and Expenses—Transaction Fees

2.           Staff Comment:

Why is this representative insured’s characteristics different than noted for other charges. The representative insured should generally be the same for all charges. Reconcile disclosure as to all charges as applicable.

Response: The Registrant informs the Staff that the change from the term “Substandard” to “Standard” in Footnote 3 to the “Table of Fees and Expenses—Transaction Fees” was made in error. Accordingly, the Registrant will revert to the use of “Substandard” as was the standard in previous filings. The Registrant respectfully notes that the reference to “Male Age 80, Standard Rating and $50,000 Face Amount” (sic) does not refer to a representative insured, but rather to the assumptions used to calculate the guaranteed maximum surrender charge. As noted above, this reference will revert to the use of the term “Substandard.”

Table of Fees and Expenses—Periodic Charges other than Portfolios’ Annual Operating Expenses

3.           Staff Comment:

Based on later disclosure, please confirm that there is no current M&E charge for Series 2 policies. However, if .00 is shown because of rounding when converting to annual charge, they should add footnote explaining this and stating what the actual monthly charge is. Otherwise investor will be surprised when they get a monthly charge.

Response: The Registrant confirms that there is no M&E charge for Series 2 policies. Consequently, there is no need for a footnote.

4.           Staff Comment:

Same comment [as Staff Comment 2]

Response: While the Registrant agrees that the characteristics for the representative insured should generally be the same for all charges, it respectfully notes that the differences underlined by the Staff—i.e., between the characteristics of the representative insured for the Policy (Preferred Rating) and each of the Guaranteed Insurability Rider, Monthly Deduction Waiver Rider, Accidental Death Benefit Rider and Waiver of Specified Premium Rider (Preferred Nonsubstandard rating)—are due to differences in the underlying structure of underwriting for the policy and the riders. For example, riders are underwritten to take into account the morbidity and other individual characteristics of the Insured. As such, the Registrant believes that these differences are appropriately reflected in the Table and were intentionally included.

5.           Staff Comment:

Same comment [as Staff Comment 2]

Response: The Registrant directs the Staff to its response to Staff Comment 4.

6.           Staff Comment:

Same comment [as Staff Comment 2]

Response: The Registrant directs the Staff to its response to Staff Comment 4.

Charges Associated with the Policy—Deductions from Cash Value

7.           Staff Comment:

Clarify the second sentence to state company does not currently deduct a monthly M&E charge for Series two policies.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Description of the Policy—Additional Benefits Through Riders and Options

8.           Staff Comment:

Cross ref[erence] to state variations to see what states it [the Waiver of Specified Premium Rider] is available.

Response: The Registrant has added a cross reference to the “State Variations and Rider Availability” section to disclose where the Waiver of Specified Premium Rider is not currently available.

9.           Staff Comment:

Cross ref[erence] to state variations to see what states it [the Overloan Protection Rider] is available.

Response: The Registrant has added a cross reference to the “State Variations and Rider Availability” section and has modified the disclosure regarding the Overloan Protection Rider as set forth in the response to Staff Comment 10 below.

10.          Staff Comment:

Please revise to clarify that the policy may be purchased with the intention of accumulating cash value on a tax-free basis and relying on the Overloan Protection Rider to periodically borrow from the policy without allowing the Policy to lapse.

As currently stated, it makes it read such that the policy may be purchased with the OPR as an option (even though it comes standard).

Also, make clear that Overloan Protection rider is only available for series 1 if use GPT, but for Series 2 policy with both tests: GPT and CVAT.

Response: The Registrant has revised the disclosure in accordance with the Staff’s first comment. With respect to the Staff’s second comment, the Registrant has revised the disclosure regarding the Overloan Protection Rider in the “Additional Benefits Through Riders and Options” section where that information is set forth in the paragraph above the table, within the table and in the beginning of the narrative description of the rider. The Registrant believes that this makes clear the features of the Overloan Protection Rider for Series 1 and Series 2 Policies and that the use of the Rider with CVAT is still subject to jurisdictional availability in California and New York.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

Examples of IRS Section 7702 on Life Insurance Benefits

11.          Staff Comment:

Identify which Series the example for Life Insurance Benefit Option 1 is applicable.

Response: The Registrant has revised the disclosure to note that the example is applicable to both Series 1 and Series 2 policies.

Additional Information About Charges

12.          Staff Comment:

It would be useful to add a set of examples with riders (especially as this is in the SAI).

Response: The Registrant has revised the examples to reflect the election of the Monthly Deduction Waiver (MDW) Rider. The Registrant has included an example of the charges for the MDW Rider as it is the rider most commonly purchased with the Policy.

INITIAL SUMMARY PROSPECTUS

General

13.          Staff Comment:

Please include any relevant comments from the statutory prospectus.

Response: The Registrant has carried over any applicable comments and revisions from the Statutory Prospectus to the Initial Summary Prospectus. We will file these changes in a definitive form of summary prospectus pursuant to Rule 497.

14.          Staff Comment:

This ISP should only cover Series 2 policies.

Response: The Registrant confirms that the ISP only covers Series 2 policies.

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We appreciate your review of our responses to the Staff’s comments received electronically on July 19, 2021. As noted above, we will incorporate the changes outlined above in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) of the Securities Act. We will incorporate the changes to the Initial Summary Prospectus and file them in a definitive form of summary prospectus pursuant to Rule 497 of the Securities Act.

If you have any comments or questions, please feel free to contact me at (347) 268-3631 or Chip Lunde at (202) 303-1018.

Sincerely,

/s/Peter M. Fabiankovic

Peter M. Fabiankovic
Assistant General Counsel